UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32318

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

(Exact name of registrant as specified in its charter)

333. W. Sheridan Ave.

Oklahoma City, OK 73102-5015

(405) 235-3611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Devon Energy Corporation Incentive Savings Plan

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Devon Energy Corporation (the “Company”) stopped accepting investments in the Company’s stock fund under the Devon Energy Corporation Incentive Savings Plan, as amended (the “Plan”). All shares of the Company’s common stock, $0.10 par value per share (“Common Stock”), and other Plan interests, held in such fund under the Plan were reinvested as investments in non-Company investment vehicles. Accordingly, the Company is no longer issuing securities under the Plan and no further investments in the Company’s securities may be made under the Plan. On February 10, 2021, the Company filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all of the previously registered shares of Common Stock or other Plan interests that remained unissued and unsold under the Plan. Therefore, interests in the Plan no longer require registration under the Securities Exchange Act of 1934, as amended. This Form 15 has been filed to suspend the duty of the Plan to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

DEVON ENERGY CORPORATION INCENTIVE SAVINGS PLAN

Date: February 10, 2021	By:	/s/ Tana K. Cashion
on behalf of the Devon Energy Corporation Retirement Plans Investment Committee, Plan Administrator